SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                Tele-Optics, Inc.
          ------------------------------------------------------------
                                (NAME OF ISSUER)


                                  Common Stock
          ------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   879247 10 4
          ------------------------------------------------------------
                      (CUSIP NUMBER OF CLASS OF SECURITIES)


                               W. Peter Ragan, Jr.
                  c/o Ragan & Ragan, P.C., 3100 Route 138 West
                                 Wall, NJ 07719
                                 (732) 280-4100
          ------------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED)
                     TO RECEIVE NOTICES AND COMMUNICATIONS)


                                February 3, 2004
          ------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     o The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 879247 10 4
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:   W. Peter Ragan, Jr.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)    [ ]
                                                                    (b)    [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS (2)(d) OR (e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                       7   SOLE VOTING POWER
NUMBER OF
SHARES BENEFICIALLY                        19,920,625
OWNED BY                               -----------------------------------------
EACH                                   8   SHARED VOTING POWER
REPORTING
PERSON                                     0
WITH                                   -----------------------------------------
                                       9   SOLE DISPOSITIVE POWER

                                           19,920,625
                                       -----------------------------------------
                                       10  SHARED DISPOSITIVE POWER

                                           0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         19,920,625
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                               [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         19.92%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

         Five percent (5%) or more Shareholder and Officer
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 879247 10 4

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:   W. Peter Ragan, Sr.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)    [ ]
                                                                    (b)    [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS (2)(d) OR (e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                       7   SOLE VOTING POWER
NUMBER OF
SHARES BENEFICIALLY                        19,920,625
OWNED BY                               -----------------------------------------
EACH                                   8   SHARED VOTING POWER
REPORTING
PERSON                                     0
WITH                                   -----------------------------------------
                                       9   SOLE DISPOSITIVE POWER

                                           19,920,625
                                       -----------------------------------------
                                       10  SHARED DISPOSITIVE POWER

                                           0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         19,920,625
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                               [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         19.92%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

         Five percent (5%) or more Shareholder and Officer
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 879247 10 4
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON:   John C. Kleinert

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)    [ ]
                                                                    (b)    [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS (2)(d) OR (e) [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                       7   SOLE VOTING POWER
NUMBER OF
SHARES BENEFICIALLY                        39,841,250
OWNED BY                               -----------------------------------------
EACH                                   8   SHARED VOTING POWER
REPORTING
PERSON                                     0
WITH                                   -----------------------------------------
                                       9   SOLE DISPOSITIVE POWER

                                           39,841,250
                                       -----------------------------------------
                                       10  SHARED DISPOSITIVE POWER

                                           0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         39,841,250
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                               [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         39.84%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

         Five percent (5%) or more Shareholder and Officer
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the shares of common stock of TELE-OPTICS, INC., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 48th South Franklin Turnpike, 3rd Floor, Ramsey, NJ 07446, and the former principal offices were located at 2300 Glades Road, Suite 210W, Boca Raton, FL 33431.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is filed by (1) W. Peter Ragan, Jr.("Mr. Ragan"), (2) John C. Kleinert, and (3) W. Peter Ragan, Sr. (collectively, the "Reporting Persons").

         Mr. Ragan was an officer of STB, Inc., a New Jersey Corporation ("STB"), located at 48th South Franklin Turnpike, 3rd Floor, Ramsey, NJ 07446, and is an attorney with Ragan & Ragan, P.C., located at 3100 Route 138 West, Wall, NJ 07719. John C. Kleinert was the Chairman and CEO of STB. W. Peter Ragan, Sr. was an officer of STB and is an attorney with Ragan & Ragan, P.C., located at 3100 Route 138 West, Wall, NJ 07719.

         During the past five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Ragan, John C. Kleinert, and W. Peter Ragan, Sr. are each citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On February 3, 2004, pursuant to the Agreement and Plan of Merger, dated February 3, 2004, by and among Tele-Optics, Inc., TLOP Acquisition Company, L.L.C., and STB, Inc. (the "Merger Agreement"), a copy of which is filed herewith, without any action taken on the part of Mr. Ragan and without any consideration provided, Mr. Ragan received an aggregate of 19,920,625 shares of common stock of the Issuer, a right to receive an additional 5,876,250 shares of common stock of the Issuer exercisable after the Issuer amends its certificate of incorporation to increase the number of shares of common stock that it is authorized to issue, and a Warrant to Purchase up to 7,920,250 shares of common stock of the Issuer in exchange for his ownership interest in STB following the merger of STB with and into TLOP Acquisition Company, L.L.C., a New Jersey limited liability company and a wholly owned subsidiary of the Issuer ("TLOP").

         Pursuant to the Merger Agreement, without any action taken on the part of John C. Kleinert and without any consideration provided, John C. Kleinert received an aggregate of 39,841,250 shares of common stock of the Issuer , a right to receive an additional 11,752,500 shares of common stock of the Issuer exercisable after the Issuer amends its certificate of incorporation to increase the number of shares of common stock that it is authorized to issue, and a

Warrant to Purchase up to 15,840,500 shares of common stock of the Issuer in exchange for his ownership interest in STB following the merge of STB with and into TLOP.

         Pursuant to the Merger Agreement, without any action taken on the part of W. Peter Ragan, Sr. and without any consideration provided, W. Peter Ragan, Sr. received an aggregate of 19,920,625 shares of common stock of the Issuer, a right to receive an additional 5,876,250 shares of common stock of the Issuer exercisable after the Issuer amends its certificate of incorporation to increase the number of shares of common stock that it is authorized to issue, and a Warrant to Purchase up to 7,920,250 shares of common stock of the Issuer in exchange for his ownership interest in STB following the merge of STB with and into TLOP.

         In addition, the officers and directors of the Issuer serving at the time of the merger resigned and the former shareholders and management of STB, Mr. Ragan, John C. Kleinert, and W. Peter Ragan, Sr., were appointed as officers and subject to compliance with applicable laws, were appointed to become directors.

ITEM 4.  PURPOSES OF TRANSACTION.

         The Reporting Persons have acquired the shares for investment purposes and in furtherance of the business strategies of STB.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

         As of the close of business on February 3, 2004 Mr. Ragan is the beneficial owner of, in the aggregate, 19,920,625 shares, representing 19.92% percent of the Issuer's outstanding shares (based upon the records of the Issuer's transfer agent as of February 11, 2004). Mr. Ragan has sole voting power and sole dispositive power with respect to the 19,920,625 shares that he owns directly.

         As of the close of business on February 3, 2004 John C. Kleinert is the beneficial owner of, in the aggregate, 39,841,250 shares, representing 39.84% percent of the Issuer's outstanding shares (based upon the records of the Issuer's transfer agent as of February 11, 2004). John C. Kleinert has sole voting power and sole dispositive power with respect to the 39,841,250 shares that he owns directly.

         As of the close of business on February 3, 2004 W. Peter Ragan, Sr. is the beneficial owner of, in the aggregate, 19,920,625 shares, representing 19.92% percent of the Issuer's outstanding shares (based upon the records of the Issuer's transfer agent as of February 11, 2004). W. Peter Ragan, Sr. has sole voting power and sole dispositive power with respect to the 19,920,625 shares that he owns directly.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Ragan owns a Warrant to Purchase Common Stock exercisable for 7,920,250 shares of common stock with an exercise price of $.08 per share, which expires in 2009, and a right to receive Common Stock for 5,876,250 additional shares of common stock.

         John C. Kleinert owns a Warrant to Purchase Common Stock exercisable for 15,840,500 shares of common stock with an exercise price of $.08 per share, which expires in 2009, and a right to receive Common Stock for 11,752,500 additional shares of common stock.

         W. Peter Ragan, Sr. owns a Warrant to Purchase Common Stock exercisable for 7,920,250 shares of common stock with an exercise price of $.08 per share, which expires in 2009, and a right to receive Common Stock for 5,876,250 additional shares of common stock.

         The Reporting Persons executed a Joint Filing Agreement, dated as of February 11, 2004, a copy of which is filed herewith.

         The Reporting Persons do not have any additional contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit I Agreement and Plan of Merger by and among Tele-Optics, Inc., TLOP Acquisition Company, L.L.C., and STB, Inc., dated as of February 3, 2004.

Exhibit II Joint Filing Agreement, dated as of February 11, 2004, executed by John C. Kleinert, W. Peter Ragan, Sr., and W. Peter Ragan, Jr.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: February 11, 2004

                                       W. PETER RAGAN, JR.


                                       /s/ W. PETER RAGAN, JR.
                                       -----------------------------------------



                                       JOHN C. KLEINERT


                                       /s/ JOHN C. KLEINERT
                                       -----------------------------------------



                                       W. PETER RAGAN, SR.


                                       /s/ W. PETER RAGAN, SR.
                                       -----------------------------------------


         Attention: Intentional misstatements or omissions of facts constitute federal criminal violations (see U.S.C.ss.1001)

                                                                       Exhibit I

                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                               TELE-OPTICS, INC.,

                        TLOP ACQUISITION COMPANY, L.L.C.

                                       AND

                                    STB, INC.







                                FEBRUARY 3, 2004







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AGREEMENT AND PLAN OF MERGER
EXECUTION COPY

                          AGREEMENT AND PLAN OF MERGER

         AGREEMENT AND PLAN OF MERGER (hereinafter called this "Agreement"), dated as of February 3, 2004, by and among TELE-OPTICS, INC., a Delaware corporation ("TOI"), TLOP ACQUISITION COMPANY, L.L.C., a New Jersey limited liability company ("Newco"), STB, Inc., a New Jersey corporation (the "Company"), JOHN C. KLEINERT ("JCK"), W. PETER RAGAN, SR. (WPRS") and W. PETER RAGAN, JR. ("WPRJ"; JCK, WPRS and WPRJ are hereinafter sometimes referred to individually as a "Shareholder" and collectively as the "Shareholders").

                              W I T N E S S E T H:
                              - - - - - - - - - -

         WHEREAS, the Shareholders own of record and beneficially all of the issued and outstanding capital stock of the Company, consisting of an aggregate of 100 shares (the "Company Shares") of the Company's common stock, no par value per share (the "Company Common Stock"); and

         WHEREAS, the Company is a holding company formed in October 2003, whose subsidiaries are engaged in the business of investing in, and maximizing the return on, real property being sold at sheriffs' foreclosure sales and judgment execution sales, defaulted mortgages, partial interests in real property and real property with clouded title, New Jersey municipal tax liens and unsecured debt purchased on the secondary market (collectively, the "Business"); and

         WHEREAS, TOI, a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with shares publicly quoted on the OTC Electronic Bulletin Board, is a "shell" company that has conducted no business activities since May 1992 (other than those associated with the acquisition described herein and with seeking other potential business opportunities); and

         WHEREAS, Newco is a New Jersey limited liability company that was formed on January 9, 2004 and all of its issued and outstanding membership interests are owned by TOI; and

         WHEREAS, the respective Boards of Directors of TOI and the Company and the Manager of Newco have approved the merger of the Company with and into Newco (the "Merger") upon the terms and subject to the conditions contained in this Agreement and in accordance with the applicable laws of the State of New Jersey; and

         WHEREAS, the respective Boards of Directors of TOI and the Company and the Manager of Newco have determined that the Merger is in furtherance of and consistent with their respective business strategies and is in the best interest of their respective shareholders or member, as the case may be, and TOI has approved this Agreement and the Merger as the sole member of Newco and the

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AGREEMENT AND PLAN OF MERGER
EXECUTION COPY

Shareholders, by their signature to this Agreement, have approved this Agreement and the Merger,

         NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein contained, the parties hereby agree in accordance with the applicable provisions of the laws of the State of New Jersey that the Company be merged with and into Newco (the Company and Newco being hereinafter collectively referred to as the "Constituent Entities"), which shall continue its existence as a New Jersey limited liability company and be the entity surviving the Merger (said entity called the "Surviving Entity"), and the terms and conditions of the Merger hereby agreed upon, which the parties covenant to observe, keep and perform and the mode of carrying out the same into effect are and shall be as hereinafter set forth:

                                   ARTICLE 1.

                                   THE MERGER

         SECTION 1.1 Effective Date of the Merger. Consummation of this Agreement and the Merger shall be effected at the time on the date on which a Certificate of Merger in substantially the form annexed hereto as Exhibit 1.1 is filed in and accepted by the office of the Secretary of the State of New Jersey (the "Effective Date"). At the Effective Date, the separate existence and corporate organization of the Company, except as may be confirmed by statute, shall cease and the Company shall be merged with and into Newco.

         SECTION 1.2       Certificate of Formation, Operating Agreement and
Managers.

         (a) The Certificate of Formation of Newco (attached as Exhibit 1.2(a)) shall at the Effective Date, remain in effect thereafter until the same shall be further amended in accordance with the provisions thereof and applicable provisions of law.

         (b) The Operating Agreement of Newco as in effect on the Effective Date (attached as Exhibit 1.2(b)) shall at the Effective Date, be and continue to be the Operating Agreement of the Surviving Entity unless and until changed as therein provided and in accordance with applicable provisions of law.

         (c)      From and after the Effective Date, the persons named in
Exhibit 1.2(c) annexed hereto shall be the Managers of the Surviving Corporation until their successors are appointed in accordance with the Operating Agreement of the Surviving Entity.

         SECTION 1.3 Conversion of Company Shares in the Merger. Each of the Company Shares shall, by virtue of the Merger, and without any action on the part of any of the Shareholders, be converted into (i) 796,825 shares of TOI's common stock, par value $.001 per share (the "TOI Common Stock"; the total

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AGREEMENT AND PLAN OF MERGER
EXECUTION COPY
number of shares of TOI Common Stock to be issued upon conversion of the Company Shares as provided herein (79,682,500) is hereinafter referred to as the "TOI Conversion Shares"); (ii) the right to receive an additional 235,050 shares of TOI Common Stock as soon as practicable following the TOI Capital Increase (as such term is defined in Section 6.3 hereof (the total number of additional TOI Shares to be issued as provided herein (23,505,000) is hereinafter referred to as the "Additional TOI Shares") and (iii) a warrant to purchase an aggregate of 316,810 shares of TOI Common Stock substantially in the form of Exhibit 1.3 annexed hereto (each of such warrants is hereinafter referred to as a "TOI Warrant" and all of such warrants are hereinafter collectively referred to as the "TOI Warrants"). The number of Additional TOI Shares to be issued as provided hereunder shall be subject to adjustment if, subsequent to the Effective Date but prior to the issuance of the Additional TOI Shares, the outstanding shares of TOI Common Stock shall have been, without consideration, increased, decreased changed into or exchanged for a different number or kind of shares or securities through reorganization, recapitalization, stock dividend, stock split, reverse stock split, or other like changes in TOI's capitalization, then an appropriate and proportionate adjustment shall be made in the number and kind of shares or securities to be thereafter delivered to the parties entitled to receive the Additional TOI Shares.

         SECTION 1.4 Procedures for Exchange. Each of the Shareholders shall be entitled, upon surrender of his certificate or certificates representing that portion of the Company Shares owned by such Shareholder, upon surrender of such certificate or certificates, to receive therefore a certificate or certificates registered in his name representing his proportionate share of the TOI Conversion Shares as provided herein and a TOI Warrant representing the right to purchase such number of shares of TOI Common Stock as provided herein. Until so surrendered, each such outstanding certificate which prior to the Effective Date represented shares of Company Common Stock shall be deemed for all corporate purposes to evidence ownership of the number of shares of TOI Common Stock into which such shares of TOI Common Stock shall have been so converted, as well as the right to receive his proportionate share of the Additional TOI Shares and a Warrant to purchase such number of shares of TOI Common Stock, all as provided in Section 1.3 hereof. After the Effective Date, there shall be no further registry of transfers on the records of the Company Shares, and, if certificates representing any of such shares are presented to the Surviving Entity, they shall be cancelled and exchanged for certificates representing shares of TOI Common Stock, the right to receive Additional TOI Shares and TOI Warrants as provided herein. No dividends or distributions will be paid to persons entitled to receive certificates for shares of TOI Common Stock hereunder until such persons shall have surrendered their certificates which prior to the Effective Date represented Company Shares, provided, however, that when certificates which prior to the Effective Date represented Company Shares shall have been so surrendered, there shall be paid to the holders thereof, but without interest thereon, all dividends and other distributions payable subsequent to the Effective Date on the shares of TOI Common Stock into which such shall have been so converted. No certificates for TOI Common Stock shall be issued in a name other than in which the certificate for the Company Shares surrendered for exchange was registered.

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AGREEMENT AND PLAN OF MERGER
EXECUTION COPY

         SECTION 1.5 Rights, Privileges, Etc. Except as herein specifically set forth, the identity, existence, purposes, powers, objects, franchises, privileges, rights and immunities of Newco shall continue unaffected and unimpaired by the Merger and the corporate franchises, existence and rights of the Company shall be merged into Newco and Newco shall, as the Surviving Entity, be fully vested therein. At the effective time of the Merger, the separate existence of the Company shall cease, and in accordance with the terms of this Agreement, the Surviving Entity shall possess all the rights, privileges, powers and franchises, as well of a public and as of a private nature, and be subject to all the restrictions, disabilities and duties, of each of the Constituent Entities, and all and singular, the rights, powers and franchises and all property, real, personal and mixed, and all debts due on whatever account, including stock subscriptions, and all other things in action and all and every other interest of or belonging to or due to each of the Constituent Entities shall be taken and deemed to be transferred to and vested in the Surviving Entity without further act or deed; and all property. rights, privileges, powers and franchises and all and every other interest shall thereafter as effectually the property of the Surviving Entity as they were of the respective Constituent Entities; and the title to any real estate, or interest therein, whether by deed or otherwise, under the laws of the State of New Jersey vested in either of said entities, shall not revert or be in any way impaired by reason of the Merger. The Surviving Entity shall thenceforth be responsible and liable for all the liabilities and obligations of the Constituent Entities, and any claim existing or action proceeding pending by or against either of said Constituent Entities may be prosecuted as if the Merger had not taken place, or the Surviving Entity may be substituted in its place. Neither the rights of the creditors nor any liens upon the property of either of the Constituent Entities shall be impaired by the Merger, and all debts, liabilities and duties of each of the Constituent Entities shall attach to the Surviving Entity, and may be enforced against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it.

         SECTION 1.6 Further Action. From time to time, as and when requested by any of the parties hereto or the Surviving Entity, or by any of their successors or assigns, the other parties hereto shall execute and deliver or cause to be executed or delivered all such deeds and other instruments, and shall take or cause to be taken all such further action or actions, as the Surviving Entity, or its successors or assigns, or any of the other parties hereto may deem necessary or appropriate in order to vest in and confirm to the Surviving Entity and its successors or assigns, title to and possession of all the property rights, privileges, powers and franchises referred to herein and otherwise to carry out the intent and purposes of this Agreement.

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AGREEMENT AND PLAN OF MERGER
EXECUTION COPY

                                   ARTICLE 2.

         CONDITIONS PRECEDENT TO THE FILING OF THE CERTIFICATE OF MERGER

         Each of the parties hereto agrees that the filing of the Certificate of Merger with the Secretary of State of the State of New Jersey shall be conditioned upon the prior or simultaneous satisfaction of the following conditions or waiver of such conditions by each of the parties:

         SECTION 2.1 Call Option Agreement. Lomond International, Inc. and Harold Wine (collectively, "Optionees") shall have purchased from certain shareholders of TOI (the "Grantors") an option (the "Option") to purchase an aggregate of 10,040,310 shares of TOI Common Stock (the "Option Shares") pursuant to a call option agreement substantially in the form of Schedule 2.1 (the "Option Agreement").

         SECTION 2.2 Call Escrow Agreement. The Optionees, the Grantors and Brown Rudnick Berlack Israels LLP, as Escrow Agent ("Brown Rudnick"), shall have entered into a call escrow agreement substantially in the form of Schedule
2.2 (the "Call Escrow Agreement") pursuant to which the Grantors shall have placed the Option Shares in escrow and the Optionees shall have placed $240,000 in escrow.

         SECTION 2.3 Stock Put Agreement. The Grantors and the Company shall have entered into stock put agreement substantially in the form of
Schedule 2.3 pursuant to which Company grants the Grantors the right to put (the "Put") to Company the Option Shares from them for an aggregate purchase price of $240,000 if the Option shall not have been exercised.

         SECTION 2.4 Put Escrow Agreement. The Grantors, the Company and Brown Rudnick shall have enter into a put escrow agreement substantially in the form of Schedule 2.4 pursuant to which the Option Shares and $240,000 held in escrow pursuant to the Call Escrow Agreement shall be placed in escrow if the option granted pursuant to the Option Agreement is not exercised during the exercise period.

         SECTION 2.5 Lock-Up Agreement. Certain of the Grantors shall have entered into a lock-up agreement with TOI substantially in the form of Schedule
2.5 (the "Lock-up Agreement") pursuant to which they will have agreed not to sell certain of the shares of TOI Common Stock owned by such Grantors (the "Lock-up Shares") except in accordance with the restrictions set forth therein and TOI will have agreed to certain anti-dilution measures, all as set forth therein. Such Grantors shall have delivered the Lock-up Shares to David A. Carter, P.A., as Escrow Agent to be held in Escrow during the Lock-up Period (as defined in the Lock-up Agreement) pursuant to terms of a Lock-up Escrow Agreement dated as of even date herewith and to provide a fund from which to satisfy claims relating to the breach of TOI's representations and warranties pursuant to this Agreement or claims relating to a breach of the representations

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AGREEMENT AND PLAN OF MERGER
EXECUTION COPY
and warranties made by TOI's Officers in the TOI Officers' Certificate (as defined below) during the Lock-up Period. Upon the expiration of the Lock-up Period the Lock-up Shares shall be returned to the appropriate Grantors and such Lock-up Shares shall no longer be available as a fund to satisfy claims relating to the breach of TOI's representations and warranties pursuant to this Agreement or claims relating to a breach of the representations and warranties made by TOI's Officers in the TOI Officers' Certificate (as defined below) during the Lock-up Period. The Company shall have delivered to the transfer agent a Stop Transfer Order relating to the Lock-Up Shares.

         SECTION 2.6 Directors and Officers. The officers and directors of TOI shall have elected the persons set forth in Schedule 2.6 annexed hereto as directors and officers of TOI and shall have tendered their resignations as directors and officers of TOI, all subject to compliance with Rule 14f-1 promulgated under the Exchange Act.

         SECTION 2.7 Private Placement. TOI shall have effected a private placement pursuant to a Subscription Agreement in substantially the form of
Schedule 2.7 of 7,312,500 shares of TOI Common Stock and Warrants to purchase an aggregate of 7,312,500 shares of TOI Common Stock for an aggregate consideration of $500,000.

         SECTION 2.8 TOI Officers' Certificate. The President and Secretary of TOI shall deliver, in their capacity as officers of TOI, a certificate (the "TOI Officers' Certificate") for the benefit of the Company, Newco, the Shareholders, and each of their respective directors, officers, heirs, legal representatives, successors and assigns, certifying that to the best of their knowledge each of the representations and warranties of TOI are true and correct as of the Effective Date.

         SECTION 2.9 Company Officer's Certificate. The President of the Company shall deliver, in his capacity as an officer of the Company a certificate (the "Company Officer's Certificate") for the benefit of TOI, the Grantors and each of their respective directors, officers, heirs, legal representatives, successors and assigns, certifying that to the best of his knowledge each of the representations and warranties of the Company are true and correct as of the Effective Date.

                                   ARTICLE 3.

               REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS

         Each of the Shareholders severally, but not jointly, represents and warrants to TOI and Newco as follows:

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         SECTION 3.1       Authority to Execute and Perform Agreements. Such
Shareholder has full power and capacity to execute and deliver this Agreement and any other agreement or instrument contemplated by this Agreement (such other agreements and instruments are hereinafter collectively referred to as the "Transaction Documents") and to consummate the transactions contemplated hereunder and thereunder (the "Transactions"). This Agreement has been duly executed and delivered and is the valid and binding obligation of such Shareholder enforceable in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors rights generally and except that the availability of equitable remedies, including specific performance, is subject to the discretion of any court before which any proceeding may be brought. Other than any filings that may be required pursuant to Section 13 and/or Section 16 of the Exchange Act and the filing of the Certificate of Merger with the Secretary of State of New Jersey, the execution and delivery of this Agreement and the Transaction Documents, the consummation of the Transactions and the performance by such Shareholder of this Agreement and each of the Transaction Documents in accordance with its respective terms and conditions will not require the approval, consent of, waiver, order or authorization of, notification to, or registration, declaration or filing with, any Federal, state, county, local or other governmental or regulatory body or the approval or consent of any other person.

         SECTION 3.2 Ownership of Company Shares. (a) Such Shareholder owns, beneficially and of record, his respective Company Shares being converted hereunder as shown on Schedule 3.2, free and clear of any and all liens, charges or encumbrances of any kind or nature whatsoever; (b) such Shareholder is not bound by or subject to any voting trust arrangement, proxy, voting agreement, operating agreement, purchase agreement or other agreement or understanding (i) granting any option, warrant or other right to purchase all or any of his Company Shares to any person, (ii) restricting his right to sell or convey his Company Shares, or (iii) otherwise restricting any rights with respect to his Company Shares (including restrictions as to the voting or disposition of such Company Shares); and (c) such Shareholder has the absolute and unrestricted right, power and capacity to assign and transfer his Company Shares.

         SECTION 3.3 Finders and Investment Bankers. Such Shareholder has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders' fees or incurred any liability for any brokerage fees, commissions or finders' fees in connection with the Transactions.

         SECTION 3.4 Litigation and Claims. Except as otherwise set forth in Schedule 3.4 annexed hereto, there is no suit, action, proceeding, claim or investigation pending or to the best knowledge of such Shareholder, threatened

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against or affecting such Shareholder that would have a material adverse effect on the assets, business or financial condition of such Shareholder or the Company or the ability of such Shareholder to perform his obligations under this Agreement.

         SECTION 3.5 Certain Payments. Such Shareholder, directly or indirectly, has not given or agreed to give or solicited or received any gift, rebate or similar benefit to any customer, supplier, governmental employee or other person or entity that might subject the Company, any of the Company Subsidiaries (as such term is defined in Section 4.2 hereof), TOI or the surviving Entity to any damage or penalty in any civil, criminal or governmental litigation or proceeding or if not given in the past might have had an adverse effect on the assets, Business, operations or prospects of the Company.

         SECTION 3.6 Restrictions on Transferability. The Shareholders acknowledge that none of the TOI Conversion Shares, the Additional TOI Shares, the Warrants or the shares of TOI Common Stock to be issued upon exercise of the Warrants (the "Underlying Warrant Shares") are being registered under the Securities Act of 1933, as amended (the "Act"), and are being exchanged hereunder pursuant to an exemption that requires that the further transfer of such shares be restricted under the Act. Each of the Shareholders is delivering to TOI at or prior to the Effective Date an investment letter acknowledging the foregoing and agreeing to comply with the requirements of such exemption. In order to further evidence such restriction on transferability, each of the Shareholders hereby agrees to the imposition of a customary restrictive legend on the face or back of each certificate representing the TOI Conversion shares, the Additional TOI Shares, the Warrants and the Underlying Warrant Shares.

                                   ARTICLE 4.

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         The Company represents and warrants to TOI as follows:

         SECTION 4.1 Due Formation and Qualification. The Company is a corporation duly formed, validly existing and in good standing under the laws of New Jersey, has all requisite power and authority to own, lease and operate its assets and properties and to conduct its business as now being and as heretofore conducted. The Company is qualified to do business as a foreign corporation in the jurisdictions listed on Schedule 4.1 annexed hereto, and is not doing business in any other jurisdiction where qualification is required or the failure to qualify would have a material adverse effect on the Business or operations of the Company.

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         SECTION 4.2       Authorization. The Company has the corporate power to
enter into and to perform the terms and provisions of this Agreement. This Agreement has been duly approved by the Board of Directors of the Company and the Shareholders, and constitutes the legal, valid and binding obligation of the Company enforceable in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors rights generally and except that the availability of equitable remedies, including specific performance, is subject to the discretion of any court before which any proceeding may be brought.

         SECTION 4.3 Subsidiaries and Affiliates. The Company does not, directly or indirectly, own any shares of stock or other equity interest (including any form of profit participation) in, has not made any investment in, and does not control or have any proprietary interest in, any corporation, partnership, joint venture or other business association or entity other than as set forth in Schedule 4.3 annexed hereto (all such entities are hereinafter referred to collectively as the "Company Subsidiaries") which also sets forth the percentage ownership of the Company, directly or indirectly, in each of the Company Subsidiaries. All of the capital stock and other interests so held by the Company (directly or indirectly) as indicated on Schedule 4.3 are owned by the Company (directly or indirectly) free and clear of any claim, lien, encumbrance, security interest or agreement with respect thereto. All of the outstanding shares of capital stock or membership interests in each of the Company Subsidiaries are duly authorized, validly issued, fully paid and non-assessable and were issued free of preemptive rights and in compliance with applicable corporate and securities laws. Except as indicated on Schedule 4.3, there are no irrevocable proxies, voting agreements or similar obligations with respect to such capital stock or membership interests of the Company Subsidiaries, and no equity securities or similar obligations with respect to such capital stock or membership interests of the Company Subsidiaries are or may become required to be issued or purchased by reason of any options, warrants, rights to subscribe to, puts calls, reservation of shares or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of any capital stock or membership interests of any Company Subsidiary, and there are no contracts, commitments, understandings or arrangements by which any Company Subsidiary is bound to issue additional shares of its capital stock, membership interests or options, warrants or rights to purchase or acquire any additional shares of its capital stock or membership interests or securities convertible into or exchangeable for such shares or interests. Each of the Company Subsidiaries is an entity duly formed, validly existing and in good standing under the laws of its respective jurisdiction of formation, has all requisite power and authority to own, lease and operate its assets and properties and to conduct its portion of the Business as now being and as heretofore conducted. Each of the Company Subsidiaries is in good standing and qualified to do business in every jurisdiction in which the failure to qualify could have a material adverse effect upon such Subsidiary or the Company. Schedule 4.3 also sets forth the name of each of the Company's affiliates (other than the Company Subsidiaries), including joint venture affiliates (incorporated and unincorporated), and the nature of the affiliation.

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         SECTION 4.4       Certificate of Incorporation, Operating Agreement and
By-Laws. The Company has delivered to TOI true and complete copies of its Certificate of Incorporation and By-Laws, and the Certificate of Incorporation or other applicable formation document, Operating Agreement (if any) and By-Laws (if any) of each of the Company Subsidiaries as in effect on the date hereof.

         SECTION 4.5 Capitalization. The authorized capital of the Company consists of 100 shares of Company Common Stock and the Company Shares are the only shares of capital stock of the Company issued and outstanding. The Company Shares have been validly issued and are, fully paid and non-assessable. Except for the Transactions and as set forth in Schedule 4.5 annexed hereto, there are no authorized or outstanding options, warrants, subscription calls, rights (including preemptive rights and rights to demand registration under the Act, commitments, conversion rights, plans or other agreements of any character obligating the Company to authorize, issue, deliver, sell or redeem any shares of its capital stock or any securities convertible into or evidencing the right to purchase any capital stock of the Company.

         SECTION 4.6       Directors and Officers. Annexed hereto as Schedule
4.6 is a true and correct list of the directors and officers of the Company and the directors, officers and/or managers of each of the Company Subsidiaries as of the date of this Agreement.

         SECTION 4.7       Financial Statements; Financial Matters.
                           ---------------------------------------

         (a) Annexed hereto as Schedule 4.7 (a) is the audited statement of financial position (balance sheet) of J. Holder, Inc. ("JHI") as at December 31, 2001, and the related audited statements of operations, retained earnings (or deficit) and changes in financial position (cash flow) as at and for the year then ended or for such shorter period for which JHI or its predecessors have been in existence, together with the unqualified opinion thereon of Spicer, Jeffries & Co. (collectively, the "JHI Audited Financials").

         (b) Annexed hereto as Schedule 4.7 (b) is the audited combined statement of financial condition (balance sheet) of JHI and VOM, LLC ("VOM") as at December 31, 2002, and the related audited combined statements of operations, changes in shareholders' and members' deficits and cash flow as at and for the year then ended or for such shorter period for which JHI or VOM or their predecessors have been in existence, together with the unqualified opinion thereon of Spicer, Jeffries & Co (collectively, the "2002 Financials").

         (c) Annexed hereto as Schedule 4.7 (c) is the audited combined statement of financial condition (balance sheet) of JHI, VOM and Velocity Investments, LLC ("VIL") as at June 30, 2003, and the related audited combined statements of operations, changes in shareholder's and members' deficits and

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cash flow as at and for the six month period then ended or for such shorter period for which JHI, VOM or VIL or their predecessors have been in existence, together with the unqualified opinion thereon of Spicer, Jeffries & Co. (collectively, the ("Interim Audited Financials").

         (d) Annexed hereto as Schedule 4.7 (d) is the unaudited combined statements of financial condition (balance sheets) of JHL, VOM and VIL as at September 30, 2003, and the related unaudited combined statements of operations, changes in shareholder's and members' deficits and cash flows as at and for the nine month and the three month periods ended September 30, 2003 as reviewed by Spicer, Jeffries & Co. (collectively, the Interim Unaudited Statements"). The unaudited combined statement of financial condition as of September 30, 2003, included in the Interim Unaudited Statements is hereinafter referred to as the "Company Subsidiaries' Interim Balance Sheet".

         (e) The JHI Audited Financials, the 2002 Financials, the Interim Audited Financials and the Interim Unaudited Financials are (i) in accordance with the books and records of JHI, VOM and VIL, as applicable, (ii) correct and complete, (iii) fairly present the combined financial position and results of operations of JHL, VOM and VIL, as the case may be, as of the dates indicated, and (iv) prepared in accordance with generally accepted accounting principles applied on a consistent basis ("GAAP") (except that (x) unaudited financial statements may not be in accordance with GAAP because of the absence of footnotes normally contained therein and (y) interim (unaudited financials) are subject to normal year-end audit adjustments that in the aggregate will not have a material adverse effect on the Business, properties, assets, operations, liabilities, financial condition or prospects of JHL, VOM or VIL).

         SECTION 4.8 Liabilities. Except as set forth on Schedule 4.8 annexed hereto, as of the date hereof, neither the Company nor any of the Company Subsidiaries has any direct or indirect indebtedness, liability, claim, loss, damage, deficiency, obligation or responsibility, known, or unknown, fixed or unfixed, liquidated or unliquidated, secured or unsecured, accrued, absolute, contingent or otherwise, including, without limitation, liabilities on account of taxes, other governmental charges or lawsuits brought ("Liabilities"), other than (i) Liabilities fully and adequately reflected or reserved against on the Company Subsidiaries' Balance Sheet, and (ii) Liabilities incurred since September 30, 2003 in the ordinary course of business. The Company has no knowledge of any past or existing circumstance, condition, event or arrangement that may hereafter give rise to any Liabilities of the Company or any of the Company subsidiaries or any successor to theirs business except in the ordinary course of business or as otherwise set forth on Schedule 4.8.

         SECTION 4.9 Absence of Certain Changes. Since September 30, 2003, there has been no material adverse change in the condition, financial or otherwise, of the Company or any of the Company Subsidiaries, other than changes occurring in the ordinary course of business which changes have not, individually or in the aggregate, had a material adverse effect on the Business,

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properties, assets, operations, liabilities, financial condition or prospects of the Company.

         SECTION 4.10 Tax Matters. Except as set forth on Schedule 4.10, the Company and each of the Company Subsidiaries has filed all Federal, state, county and local income tax, franchise tax, real and personal property tax, payroll tax, occupation tax, sales tax, excise tax, and other tax returns which each is required to file, the failure to file which would materially adversely affect the assets, properties, Business, operations or financial condition or prospects of the Company and the Company Subsidiaries, taken as a whole, and has paid, reserved or provided for all taxes shown on such returns, and all deficiencies or other assessments of tax, interest or penalties which have been served on or delivered to the Company or any of the Company Subsidiaries. There are no claims with respect to Federal, state, county, local, foreign or other taxes. None of the Federal income tax returns of the Company or any of the Company Subsidiaries has never been audited by the Internal Revenue Service. To the best knowledge of the Company, there is no unassessed tax deficiency proposed or threatened against the Company or any of the Company Subsidiaries. No audit of any tax return of the Company or any of the Company Subsidiaries is in progress. There are not in force any extensions of time with respect to the date on which any tax return was or is due to be filed by the Company or any of the Company Subsidiaries or any waivers or agreements by the Company or any of the Company Subsidiaries for an extension of time for the assessment or payment of any tax.

         SECTION 4.11 Real and Personal Property - Leased to the Company. Set forth on Schedule 4.11(a) annexed hereto is a description of each lease under which the Company or any of the Company Subsidiaries is the lessee of any real property, and on Schedule 4.11 (b) annexed hereto is a description of each lease under which the Company or any of the Company Subsidiaries is the lessee of any personal property. The premises or property described in said leases are presently occupied or used by the Company or any of the Company Subsidiaries as lessee under the terms of such leases. All rentals due under such leases have been paid and there exist no defaults under the terms of such leases and no event has occurred which, upon passage of time or the giving of notice, or both, would result in any events of default or prevent the Company or any of the Company Subsidiaries from exercising and obtaining the benefits of any rights or options contained therein. The Company or the Company Subsidiaries, as the case may be, has the full right, title and interest of the lessee under the terms of said leases, free of all liens, claims or encumbrances and all such leases are valid and in full force and effect.

         SECTION 4.12 Title. The Company Subsidiaries' Interim Balance Sheet reflects all of the material assets and properties of the Company and the Company Subsidiaries, except to the extent the Company or any of the Company Subsidiaries has acquired or disposed of any assets and properties, in the ordinary course of its business since September 30, 2003. The Company and the Company Subsidiaries owns outright and has good and marketable title to all of

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its assets and properties, in each case free and clear of any lien or other encumbrance except for (i) immaterial assets and properties; (ii) liens or other encumbrances securing taxes, assessments, governmental charges or levies, or the claims of materialmen, carriers, landlords and like persons, all of which are not yet due and payable and purchase money interests and similar security interests for goods purchased by the Company or the Company Subsidiaries since September 30, 2003 in the ordinary course of business; (iii) defects of title, liens or other encumbrances of a character that do not materially impair the assets or properties of the Company or the Company Subsidiaries or detract materially from the Business, or (iv) liens, claims, encumbrances or security interests reflected in the Company Subsidiaries' Interim Balance Sheet. The assets and properties owned by the Company Subsidiaries, as reflected on the Company Subsidiaries' Interim Balance Sheet, are adequate to permit the Company and the Company Subsidiaries to conduct the Business as presently conducted and to continue to conduct the Business after the date of this Agreement.

         SECTION 4.13      Intellectual Property.
                           ---------------------

         (a) For purposes of this Agreement, the following terms have the following definitions:

         "Intellectual Property" shall mean any or all of the following and all rights in, arising out of, or associated therewith: (i) all United States and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof, (ii) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets (whether currently existing or in development), proprietary information, know how, technology, technical data and customer lists, and all documentation relating to any of the foregoing; (iii) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) all maskworks, mask work registrations and applications therefor, and all other rights corresponding thereto throughout the world; (v) all industrial designs and any registrations and applications therefor throughout the world; (vi) all trade names, trade dress, logos, common law trademarks and service marks; trademark and service mark registrations and applications therefor throughout the world; (vii) all databases and data collections and all rights therein throughout the world; and (viii) all computer software including all source code, object code, firmware, development tools, files, records and data, all media on which any of the foregoing is recorded and all documentation related to any of the foregoing throughout the world.

         "Company Intellectual Property" shall mean any Intellectual Property that: (i) is owned by or exclusively licensed to the Company or any Company Subsidiary, or (ii) is necessary to the operation of the Company or the Company Subsidiaries, including the design, manufacture, sale and use of the products or performance of the services of the Company and the Company Subsidiaries, as it currently is operated or is reasonably anticipated to be operated in the future.

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         (b)      Schedule 4.13 (b) annexed hereto sets forth all of the
Company's and the Company Subsidiaries' United States and foreign (i) patents, patent applications (including provisional applications); (ii) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations related to trademarks; (iii) registered copyrights and applications for copyright registration; (iv) maskwork registrations and applications to register mask works; and (v) other Company Intellectual Property that is the subject of an application, certificate or registration issued by or recorded by any state, government or other public legal authority, all of the foregoing, the "Registered Intellectual Property."

         (c) Schedule 4.13 (c) annexed hereto sets forth any proceeding or actions before any court, tribunal (including the United States Patent Office ("PTO") or equivalent authority anywhere in the world) related to any of the Registered Intellectual Property.

         (d) The Company or the Company Subsidiaries have complied with all applicable disclosure requirements and, to the best knowledge of the Company, have not committed any fraudulent act in the application for and maintenance of any patent, trademark or copyright of the Company or the Company Subsidiaries.

         (e) Each item of Registered Intellectual Property is valid and subsisting, all necessary registration, maintenance and renewal fees in connection with such Registered Intellectual Property have been made and all necessary documents and certificates in connection with such Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining, renewing or extending the registration of such Registered Intellectual Property. Schedule 4.13 (e) annexed hereto sets forth all actions and payments that must be made in the twelve month period following the date of this Agreement in connection with the preservation or maintenance of the Registered Intellectual Property.

         (f) The Company and the Company Subsidiaries are not barred from seeking patents on any patentable inventions of the Company or the Company Subsidiaries that in the reasonable judgment of the Company would have been necessary to the operation of the Company or the Company Subsidiaries by "on-sale" or similar bars to, patentability or by failure to apply for a patent on such inventions within the time required.

         (g)      The contracts, licenses and agreements set forth on Schedule
4.13 (g) annexed hereto include all contracts, licenses and agreements to which the Company and the Company Subsidiaries are a party with respect to any Company Intellectual Property.

         (h)      The contracts, licenses and agreements set forth on Schedule
4.13 (g) are in full force and effect. The consummation of the Transactions will neither violate nor result in the breach, modification, cancellation, termination or suspension of the contracts, licenses and agreements set forth on
Schedule 4.13 (g). Other than those matters that would not have a material adverse effect on the Company, and the Company Subsidiaries, the Company and the Company Subsidiaries are in compliance with, and have not breached any term of the contracts, licenses and agreements set forth on Schedule 4.13 (g), and, to

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the best knowledge of the Company, all other parties to the contracts, licenses and agreements set forth on Schedule 4.13 (g) are in compliance with, and have not breached any material term of, such contracts, licenses and agreements. Following the Effective Date, the Company and the Company Subsidiaries will be permitted to exercise all of their respective rights under the contracts, licenses and agreements set forth on Schedule 4.13 (g) without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company or the Company Subsidiaries would otherwise be required to pay.

         (i) Except as set forth on Schedule 4.13 (i) annexed hereto, (i) no person or entity has any rights to use any of the Company Intellectual Property; and (ii) the Company and the Company Subsidiaries have not granted to any person or entity, nor authorized any person or entity to retain, any rights in the Company Intellectual Property.

         (j) Except as set forth on Schedule 4.13 (j) annexed hereto, (A) the Company or the Company Subsidiaries own and have good, valid and exclusive title to, and have the unrestricted right to license and use, each item of the Intellectual Property of the Company or the Company Subsidiaries, including all Registered Intellectual Property set forth on Schedule 4.13 (b), free and clear of any Lien; (ii) the Company or the Company Subsidiaries own, or have the right, pursuant to a valid contract, to use or operate all other Intellectual Property of the Company or the Company Subsidiaries, and (iii) the Company or one of its Company Subsidiaries is the exclusive owner of all trademarks and trade names used in connection with the operation or conduct of the business of the Company and the Company Subsidiaries, including the sale of any products or the provision of any services by the Company and the Company Subsidiaries.

         (k) To the Company's best knowledge, the operation of the Business of the Company and the Company Subsidiaries , taken as a whole, as such Business currently is conducted, or as reasonably contemplated to be conducted, including the Company and the Company Subsidiaries design, development, manufacture, marketing and sale of the products or services of the Company and the Company Subsidiaries has not, does not and will not infringe or misappropriate the Intellectual Property of any other person or entity.

         (l) Except as set forth on Schedule 4.13 (l), attached hereto, the Company has not received any written notice from any person or entity that the design, development, manufacture and sale of the Company or the Company Subsidiaries' products and provision of their respective services, infringes or misappropriates the Intellectual Property of any person or entity.

         (m) The Company and the Company Subsidiaries own or have the right to use all Intellectual Property necessary to the conduct their respective business as currently is conducted or is reasonably contemplated to be conducted, including , without limitation. the design, development, manufacture and sale of all products currently manufactured or sold by the Company and the Company Subsidiaries and the performance of all services provided by the Company or the Company Subsidiaries.

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         (n)      Except as set forth on Schedule 4.13 (n), annexed hereto, to the Company's best knowledge, no person or entity has or is infringing or misappropriating any Company Intellectual Property.

         (o) Except as set forth on Schedule 4.13 (o) attached hereto, no Company Intellectual Property, or product or service of the Company Subsidiaries is subject to any proceeding or outstanding decree, order judgment, or stipulation restricting in any manner the use or licensing thereof by the Company or the Company Subsidiaries, or which may affect the validity, use licensing or enforceability of such Company Intellectual Property.

         (p) The Company and the Company Subsidiaries own exclusively and have good title to all copyrighted works that are the Company's and the Company Subsidiaries' products or which the Company or the Company Subsidiaries otherwise purport to own, except for those copyrighted works licensed to the Company and the Company Subsidiaries set forth on Schedule 4.13 (p) annexed hereto.

         (q) Except as set forth on Schedule 4.13 (q) annexed hereto, and except for work, inventions or material created by advertising or other marketing firms on behalf of the Company and the Company Subsidiaries to which any such firm has retained all rights, to the extent that any work, invention, or material has been developed or created by a third party for the Company or the Company Subsidiaries, the Company or the Company Subsidiaries have a written agreement with such third party with respect thereto and the Company or the Company Subsidiaries thereby have obtained ownership of, and are the exclusive owners of, all Intellectual Property in such work, material or invention by operation of law or valid assignment.

         SECTION 4.14 Contracts and Other Agreements. Schedule 4.14 annexed hereto sets forth, as of the date of this Agreement, all contracts, commitments, understandings, arrangements and other agreements to which the Company or any Company Subsidiary is a party or by or to which any of the properties of the Company or any Company Subsidiary are bound or subject (collectively, the "Contracts"), except (i) Contracts made in the ordinary course of business of the Company or any Company Subsidiary and involving the payment to or by the Company or any Company Subsidiary of less than $25,000 with respect to any one contract or $50,000 with respect to any related Contracts and (ii) any Contract that is terminable by the Company or any Company Subsidiary upon not more than 30 days notice and with the payment of a termination penalty, if any, not exceeding $25,000. There have been delivered or made available to TOI true and complete copies of all the Contracts and other agreements set forth on Schedule
4.14 or on any other Schedule. All of the Contracts are valid, subsisting, in full force and effect and binding upon the parties thereto in accordance with their terms, and the Company or the Company Subsidiaries, as the case may be, have paid in full or accrued all amounts due thereunder and have satisfied in full or provided for all of its or their liabilities and obligations thereunder, and are not in default in any material respect under any of them, nor, to the best knowledge of the Company and the Company Subsidiaries, is any other party to any Contract in default thereunder, nor, to the best knowledge of the Company and the Company Subsidiaries, does any condition exist that with notice or lapse

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of time or both would constitute a default thereunder that would give the other party thereto the right to terminate such Contract. Except as separately identified on Schedule 4.14, no approval or consent of any person is needed in order that the Contracts set forth on Schedule 4.14 or on any other Schedule continue in full force and effect following the consummation of the Transactions.

         SECTION 4.15 Insurance. Annexed hereto as Schedule 4.15 is a list of all policies of insurance covering the Company or any Company Subsidiary (specifying the insurer, amount of coverage, type of insurance, policy number and any pending claims thereunder). True copies of all such policies have been made available by the Company to TOI. To the best knowledge of the Company and the Company Subsidiaries, the Company has not failed to give any notice or present any material claim under any insurance policy in due and timely fashion.

         SECTION 4.16 Litigation; Actions and Proceedings. There are no outstanding orders, judgments, injunctions, awards or decrees of any court, governmental, administrative or regulatory body or arbitration or mediation tribunal against or involving the Company or any Company Subsidiary. Except as set forth in Schedule 4.16 annexed hereto, there are no actions, suits or claims or legal, administrative, regulatory, governmental or arbitral proceedings or investigations (whether or not the defense thereof or liabilities in respect thereof are covered by insurance) pending or, to the best knowledge of the company and the company Subsidiaries, threatened against or involving the Company or any Company Subsidiary or any of its or their properties or assets, nor, to the best knowledge of the Company and the company Subsidiaries, are there any grounds therefor, that individually or in the aggregate, could have a material adverse effect upon the transactions contemplated hereby or upon the assets, properties, Business, operations, or condition (financial or otherwise) of the Company. There are no actions, suits or claims or legal, administrative, regulatory, governmental or arbitral proceedings pending or, to the best knowledge of the company and the Company Subsidiaries, threatened that would give rise to any right of indemnification on the part of any director, officer or manager of the Company or any Company Subsidiary, or the heirs, executors or administrators of such director, officer or manager, against the Company, any Company Subsidiary or any successor to the Business.

         SECTION 4.17 Operations of the Company and the Company Subsidiaries. (a) Except as set forth on Schedule 4.17 annexed hereto, since September 30, 2003, neither the Company nor any Company Subsidiary has:

         (i) amended its Certificate of Formation, Operating Agreement or By-Laws or merged with or into or consolidated with any other person, subdivided or in any way reclassified any shares of its capital stock or changed or agreed to change in any manner the rights of its outstanding capital stock or the character of its business;

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         (ii) issued or sold or purchased, or issued options or rights to subscribe to, or entered into any contracts or commitments to issue or sell or purchase, any shares of its capital stock;

         (iii) entered into or amended any employment agreement (other than employment agreements or at will employment arrangements entered into or amended in the ordinary course of the Company's business), entered into or amended any agreement with any labor union or association representing any employee, adopted, entered into, or amended any employee benefit plan;

         (iv) except in the ordinary course of business and not in excess of $10,000 (individually or in the aggregate), incurred any indebtedness for borrowed money;

         (v) declared or paid any dividends or declared or made any other distributions of any kind to the Members (other than salaries for services paid in the ordinary and consistent with past practice), or made any direct or indirect redemption, retirement, purchase or other acquisition of any of its limited liability company interests;

         (vi) materially reduced its cash or short term investments or their equivalent;

         (vii) waived any right of material value to its business;

         (viii) made any change in its accounting methods or practices or made any change in depreciation or amortization policies or rates adopted by it;

         (ix) materially changed any of its business policies;

         (x) granted or paid any wage or salary increase in excess of $5,000 per annum, or any bonus in excess of $5,000, or any increase in any other direct or indirect compensation, for or to any of its officers, directors, employees, consultants, agents, brokers, independent contractors or other representatives, or any accrual for or commitment or agreement to make or pay the same;

         (xi) made any loan or advance to any of the Shareholders, its, officers, managers, employees, consultants, agents, brokers, independent contractors or other representatives (other than travel, entertainment or business expense advances made in the ordinary course of business), or made any other loan or advance otherwise than consistently with past practice in the ordinary course of business;

         (xii) made any payment or commitment to pay any severance or termination pay to any of its officers, directors, consultants, agents, brokers, independent contractors or other representatives, other than payments or commitments to pay persons other than its officers, managers or the Shareholders made in the ordinary course of business;

         (xiii) entered into any lease (as lessor or lessee); sold, abandoned or made any other disposition of any of its assets or properties (except in the ordinary course of business); granted or suffered any lien or other encumbrance on any of its assets or properties; entered into (except in the ordinary course of business) or amended any contract or other agreement to which it is a party, or by or to which it or its assets or properties are bound or subject, or pursuant to which it agrees to indemnify any party or to refrain from competing with any party;

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         (xiv) except in the ordinary course of business and in amounts less than $25,000 in each case, incurred or assumed any Liability;

         (xv) made any acquisition of or entered into any agreement to acquire all or any part of the assets, properties, capital stock or business of any other person;

         (xvi) failed to pay timely any of its material liabilities in accordance with their terms; and

         (xvii) except in the ordinary course of business, entered into any other material contract or other agreement or other material transaction.

         SECTION 4.18 Compliance with Laws. Neither the Company nor any Company Subsidiary is in default under or in violation of any applicable order, judgment, injunction, award or decree, any material applicable federal, state, or local statute, law, ordinance, rule or regulation, including without limitation, the Employee Retirement Income Security Act of 1974, as amended ("ERISA",) or the provisions of any franchise or license, or of any other material requirement of any governmental, regulatory, administrative or industry body, court or arbitrator applicable to the Company, the Company Subsidiaries or the Business. Neither the Company nor any Company Subsidiary is in default under or in violation of any provisions of its Certificate of Incorporation, Certificate of Formation, Operating Agreement or its By-Laws, as may be applicable, or any material instrument, contract, mortgage, indebtedness, indenture or other agreement to which the Company or any Company Subsidiary is a party or by or to which the Company or any Company Subsidiary or any of their respective assets or properties may be bound or subject.

         SECTION 4.19 Licenses, Permits and Certificates. The Company and the Company Subsidiaries have all material licenses, permits, certificates, authorizations, approvals and consents required by any governmental authority to legally operate the Business as now operated and as contemplated and such licenses, permits, certificates, authorizations, approvals and consents are listed on Schedule 4.19 annexed hereto. No governmental, regulatory or industry permits, consents, waivers, approvals or authorizations are necessary in connection with the consummation of the Transactions or to permit the Company and the Company Subsidiaries to conduct the Business after the date hereof in the manner and to the extent presently conducted and contemplated to be conducted.

         SECTION 4.20 No Conflicts. The execution, delivery and performance of the Transaction Documents by the Company and the consummation of the Transactions will not (a) result in a violation of the Company's Certificate of Incorporation or By-Laws, (b) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, indenture or instrument to which the Company or any of the Company Subsidiaries is a party, or (c) result in a

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violation of any law, rule, regulation, by-law, directive, order, judgment or decree (including federal, state, provincial and municipal securities laws and regulations) applicable to the Company or the Company Subsidiaries or by which any of their property or assets is bound or affected, except to the extent that matters within clauses (b) and (c) immediately above would not have a material adverse effect on the Business, properties, assets, operations, liabilities, financial condition or prospects of the Company or the Company Subsidiaries, or the ability of the Company to perform this Agreement and the other Transaction Documents.

         SECTION 4.21 Labor Agreements, Employee Benefit Plans, and Employment Agreements. Except as set forth on Schedule 4.21 annexed hereto, neither the Company nor any Company Subsidiary is a party to (a) any union collective bargaining, works council, or similar agreement or arrangement, (b) any qualified or non-qualified pension, retirement, severance, profit-sharing, deferred compensation, bonus, stock option, stock purchase, retainer, consulting, health, welfare or incentive plan or agreement, (c) any plan or policy providing for employee benefits, including but not limited to vacation, disability, sick leave, medical, hospitalization, life and other insurance plans, and related benefits, or (d) any employment agreement. Neither the Company nor any Company Subsidiary is presently a party to any "employee leasing" agreement or arrangement and neither the Company nor any Company Subsidiary has any liability in respect of any such agreement or arrangement to which it was, at any time, a party, but which is no longer in effect.

         SECTION 4.22 Books and Records. The books of account and other corporate records of the Company and the Company Subsidiaries made or to be made available to TOI in connection with the Transactions and the due diligence inquiries made by TOI in connection herewith, are in all respects complete and correct, have been maintained in accordance with good business practices and the matters contained therein are accurately reflected on the financial statements of the Company Subsidiaries furnished hereunder by the Company to TOI.

         SECTION 4.23 Accounts Receivable. All accounts receivable of the Company Subsidiaries reflected on the Company Subsidiaries' Interim Balance Sheet or on the accounting records of the Company as of the date hereof (collectively, the "Accounts Receivable"), represent valid obligations arising from sales actually made or services actually performed in the ordinary course of business. The reserves shown on the Company Subsidiaries' Interim Balance Sheet or on the accounting records of the Company as of the date hereof with respect to the Accounts Receivable are adequate and consistent with past practice. There is no contest, claim, or right of set-off in any agreement with any maker of an Account Receivable relating to the amount or validity of such Account Receivable.

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         SECTION 4.24      Certain Payments. None of the Company, any Company
Subsidiary or, to the best knowledge of the Company and the Company Subsidiaries, any officer, employee, manager, agent or affiliate of the Company or any Company Subsidiary, has, directly or indirectly, given or agreed to give or solicited or received any gift, rebate or similar benefit to any customer, supplier, governmental employee or other person or entity which (i) might subject the Company, any Company Subsidiary or TOI to any damage or penalty in any civil, criminal or governmental litigation or proceeding, (ii) if not given in the past might have had an adverse effect on the assets, business or operations of the Company or the Company Subsidiaries or (iii) if not continued in the future might adversely affect the assets, business, operations or prospects of the Company or the Company Subsidiaries.

         SECTION 4.25 Full Disclosure All documents and other papers delivered by or on behalf of the Company in connection with this Agreement and the Transactions are, to the best of the Company's knowledge, authentic and true and complete in all material respects. No representation or warranty of the Company, and no document or other paper furnished by or on behalf of the Company pursuant to this Agreement or in connection with the Transactions, contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements made in the context in which made, not false or misleading. To the Company's best knowledge, there is no fact that the Company has not disclosed to TOI that materially adversely affects, or so far as the Company can now foresee, will materially adversely affect, the Business or the assets, properties, operations or condition (financial or otherwise) of the Company or the ability of the Shareholders to perform this Agreement.

                                    ARTICLE 5

                 REPRESENTATIONS AND WARRANTIES OF TOI AND NEWCO

         TOI and Newco represent and warrant to the Company and the Shareholders as follows:

         SECTION 5.1 Due Incorporation and Qualification. TOI is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware, and has all requisite power and authority to own, lease and operate its assets, properties and business and to conduct its business as now being and as heretofore conducted. TOI is not qualified to do business as a foreign corporation in any jurisdiction, and is not doing business in any jurisdiction, where qualification is required or the failure to qualify would have a material adverse effect on the business or operations of TOI. Newco is a limited liability company duly formed, validly existing and in good standing under the laws of New Jersey, and has all requisite power and authority to own, lease and operate its assets, properties and business

         SECTION 5.2 Authority to Execute and Perform Agreements. Each of TOI and Newco has full authority to execute and deliver this Agreement and the other Transaction Documents, and the consummation of the Transactions have been

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duly authorized by all necessary corporate action of TOI and Newco. This
Agreement has been duly and validly authorized by the Board of Directors of TOI and the Manager of Newco, has been duly executed and delivered on behalf of TOI and Newco and is the valid and binding obligation of TOI and Newco enforceable in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors rights generally and except that the availability of equitable remedies, including specific performance, is subject to the discretion of any court before which any proceeding may be brought. enforcement. Other than the filing of a Certificate of Merger with the Secretary of State of New Jersey and certain filings with the Securities and Exchange Commission (the "SEC") following the consummation of the Transactions, the execution and delivery of this Agreement, the consummation of the Transactions and the performance by TOI and Newco of this Agreement in accordance with its terms and conditions will not require the approval, consent of, waiver, order or authorization of, notification to, or registration, declaration or filing with, any Federal, state, county, local or other governmental or regulatory body or the approval or consent of any other person.

         SECTION 5.3 Subsidiaries and Affiliates. Except for Newco, TOI does not, directly or indirectly, own any shares of stock or other equity interest (including any form of profit participation) in, has not made any investment in, and does not control or have any proprietary interest in any corporation, partnership, joint venture or other business association or entity. TOI owns all of the issued and outstanding membership interests of Newco.
Schedule 5.3 annexed hereto sets forth the name of each of TOI's affiliates (other than subsidiaries), including joint venture affiliates (incorporated and unincorporated), and the nature of the affiliation.

         SECTION 5.4       Officers and Directors. Annexed hereto as Schedule
5.4 is a true and correct list of the officers and directors of TOI and the Manager of Newco.

         SECTION 5.5 Articles of Incorporation, By-Laws, Etc. TOI has delivered to the Shareholders (a) true and complete copies of its Certificate of Incorporation and By-Laws as in effect on the date hereof, and (b) true and correct copies of the Certificate of Formation and Operating Agreement of Newco.

         SECTION 5.6       Capitalization.
                           --------------

         (a) The total authorized capital stock of TOI consists of 100,000,000 shares of TOI Common Stock, of which 13,005,000 shares are validly issued and outstanding, fully paid and non-assessable. Except as set forth in
Section 5.23 hereof, there are no outstanding options, warrants, subscription calls, rights (including preemptive rights and rights to demand registration under the Act), commitments, conversion rights, plans or other agreements of any character obligating TOI or Newco to authorize, issue, deliver, sell or redeem

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any shares of its capital stock or membership interests, as the case may be, any securities convertible into or evidencing the right to purchase any shares of such stock or membership interests.

         (b) The TOI Conversion Shares to be issued to the Shareholders pursuant to this Agreement, will, when issued in accordance with the terms of this Agreement, be validly issued, fully paid and non-assessable.

         (c) The Warrants, when issued and delivered in accordance with the terms of this Agreement, will be duly authorized and validly issued, fully paid and non-assessable.

         SECTION 5.7 SEC Reports. TOI has delivered to the Shareholders a true and correct copy of each of the following documents (the "SEC Reports"):
(a) Annual Report on Form 10-KSB for each of the fiscal year ended December 31, 2002 and December 31, 2001, in each case as filed with the SEC, (b) Quarterly Report on Form 10-QSB for the three months ended September 30, 2003 as filed with the SEC, and (c) all other reports and registration statements filed with the Commission since December 31, 2000. The SEC Reports constitute all of the documents and reports that TOI was required to file with the SEC pursuant to the Exchange Act and the rules and regulations promulgated thereunder by the SEC since December 31, 2001. As of their respective dates, the SEC Reports comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder and none of the SEC Reports contained an untrue statement of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

         SECTION 5.8       Financial Statements.
                           --------------------

         (a) Included in the SEC Reports are the audited balance sheets of TOI as at December 31, 2002 and 2001, and the related statements of income, stockholders' equity and cash flows for the two years then ended, together with the unqualified report thereon (except with respect to continuation as a going concern) of Grassano Accounting, P.A., certified public accountant (collectively, "TOI's Audited Financials").

         (b) Included in the SEC Reports is the unaudited balance sheet of TOI as at September 30, 2003, and the related statements of operations and cash flows for the three months ended September 30, 2003, as reviewed by Robert Seiwell, certified public accountant ("TOI's Interim Financials"). The unaudited balance sheet included in TOI's Interim Financials is hereinafter referred to as TOI's Interim Balance Sheet.

         (c) TOI's Audited Financials and TOI's Interim Financials are (i) in accordance with the books and records of TOI, (ii) correct and complete,
(iii) fairly present the financial position and results of operations of TOI as of the dates indicated, and (iv) prepared in accordance with GAAP (except that (x) unaudited financial statements may not be in accordance with GAAP because of the absence of footnotes normally contained therein, and (y) interim (unaudited)

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financials are subject to normal year-end audit adjustments that in the aggregate will not have a material adverse effect on the business, properties, assets, operations, liabilities, financial condition or prospects of TOI).

         SECTION 5.9 Liabilities. Except as set forth on Schedule 5.9 annexed hereto, as of the date hereof, neither TOI nor Newco has any direct or indirect indebtedness, liability, claim, loss, damage, deficiency, obligation or responsibility, known, or unknown, fixed or unfixed, liquidated or unliquidated, secured or unsecured, accrued, absolute, contingent or otherwise, including, without limitation, liabilities on account of taxes, other governmental charges or lawsuits brought ("Liabilities"), other than (i) Liabilities fully and adequately reflected or reserved against on the TOI's Interim Balance Sheet and
(ii) Liabilities incurred in connection with the preparation and execution of this Agreement and the consummation of the Transactions which do not in any event exceed $10,000. TOI has no knowledge of any past or existing circumstance, condition, event or arrangement that may hereafter give rise to any Liabilities of TOI or Newco, or any successor to its business except in the ordinary course of business or as otherwise set forth on Schedule 5.9.

         SECTION 5.10 Tax Matters. TOI has filed all Federal, state, county and local income tax, franchise tax, real and personal property tax, payroll tax, occupation tax, sales tax, excise tax, and other tax returns which it is required to file, the failure to file which would materially adversely affect the assets, properties, business, operations or financial condition or prospects of TOI, and has paid, reserved or provided for all taxes shown on such returns, and all deficiencies or other assessments of tax, interest or penalties which have been served on or delivered to TOI. There are no claims against TOI with respect to Federal, state, county, local, foreign or other taxes. The Federal income tax returns of TOI have never been audited by the Internal Revenue Service. To the best knowledge of TOI, there is no unassessed tax deficiency proposed or threatened against TOI. No audit of any tax return of TOI is in progress. There are not in force any extensions of time with respect to the date on which any tax return was or is due to be filed by TOI or any waivers or agreements by TOI for an extension of time for the assessment or payment of any tax.

         SECTION 5.11 Real and Personal Property - Leased to TOI. Neither TOI or Newco is a party to or otherwise bound by any lease of real or personal property.

         SECTION 5.12 Title. Neither TOI nor Newco owns any assets other than cash or cash equivalents.

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         SECTION 5.13      Intangible Property.
                           -------------------

         (a) Neither TOI nor Newco owns any patents, patent applications, trademark and service mark registrations or registration applications, U.S. copyright registrations or registration applications. Neither TOI nor Newco is a party to or otherwise bound by any confidentiality, nondisclosure or license agreements granting rights under one or more patents, patent applications, trademark or service registrations and registration applications, U.S. copyright registrations or registration applications by or to TOI or Newco.

         (b)      (i)      Neither TOI nor Newco infringes a patent, U.S.
trademark registration, U.S. service mark registration or copyright of a third party and (ii) no party has asserted a claim against TOI or Newco that TOI or Newco infringes a patent, trademark, copyright, trade name or trade secret of a third party.

         SECTION 5.14 Contracts and Other Agreements. Schedule 5.14 annexed hereto sets forth, as of the date of this Agreement, all contracts, commitments, understandings, arrangements and other agreements to which TOI or Newco is a party or by or to which any of TOI's or Newco's properties are bound or subject (collectively also referred to herein as the "Contracts"). There have been delivered or made available to the Shareholders true and complete copies of all the Contracts and other agreements set forth on Schedule 5.14 or on any other Schedule. All of the Contracts are valid, subsisting, in full force and effect and binding upon the parties thereto in accordance with their terms, and TOI and Newco have paid in full or TOI has accrued all amounts due thereunder and TOI and Newco have satisfied in full or TOI provided for all of its or their liabilities and obligations thereunder, and is not in default in any material respect under any of them, nor, to the best knowledge of TOI and Newco, is any other party to any Contract in default thereunder, nor, to the best knowledge of TOI and Newco, does any condition exist that with notice or lapse of time or both would constitute a default thereunder that would give the other party thereto the right to terminate such Contract. Except as separately identified on
Schedule 5.14, no approval or consent of any person is needed in order that the Contracts set forth on Schedule 5.14 or on any other Schedule continue in full force and effect following the consummation of the Transactions.

         SECTION 5.15 Litigation; Actions and Proceedings. There are no outstanding orders, judgments, injunctions, awards or decrees of any court, governmental, administrative or regulatory body or arbitration or mediation tribunal against or involving TOI or Newco. There are no actions, suits or claims or legal, administrative, regulatory, governmental or arbitral proceedings or investigations (whether or not the defense thereof or liabilities in respect thereof are covered by insurance) pending or, to the best knowledge of TOI and Newco, threatened against or involving TOI or Newco or any of their properties or assets, nor, to the best knowledge of TOI and Newco, are there any grounds therefor, that individually or in the aggregate, could have a material adverse effect upon the transactions contemplated hereby or upon the assets,

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properties, business, operations, or condition (financial or otherwise) of TOI or Newco. There are no actions, suits or claims or legal, administrative, regulatory, governmental or arbitral proceedings pending or, to the best knowledge of TOI and Newco, threatened that would give rise to any right of indemnification on the part of any director or officer of TOI or any Manager of Newco, or the heirs, executors or administrators of such director, officer or Manager, against TOI or Newco or any successor to their businesses.

         SECTION 5.16 Operations of TOI and Newco. (a) Except as set forth on Schedule 5.16 hereto, since September 30, 2003, neither TOI nor Newco has:

         (i) amended its Certificate of Incorporation, By-Laws, Certificate of Formation or Operating Agreement, as the case may be. or merged with or into or consolidated with any other person, subdivided or in any way reclassified any shares of its capital stock or changed or agreed to change in any manner the rights of its outstanding capital stock or the character of its business;

         (ii) issued or sold or purchased, or issued options or rights to subscribe to, or entered into any contracts or commitments to issue or sell or purchase, any shares of its capital stock;

         (iii) entered into or amended any employment agreement (other than employment agreements or at will employment arrangements entered into or amended in the ordinary course of business), entered into or amended any agreement with any labor union or association representing any employee, adopted, entered into, or amended any employee benefit plan;

         (iv) incurred any indebtedness for borrowed money;

         (v) declared or paid any dividends or declared or made any other distributions of any kind to its stockholders, or made any direct or indirect redemption, retirement, purchase or other acquisition of any shares of its capital stock;

         (vi) materially reduced its cash or short term investments or their equivalent;

         (vii) waived any right of material value to its business;

         (viii) made any change in its accounting methods or practices or made any change in depreciation or amortization policies or rates adopted by it;

         (ix) materially changed any of its business policies;

         (x) approved, granted or paid any wage or salary increase in excess of $5,000 per annum, or any bonus in excess of $5,000, or any increase in any other direct or indirect compensation, for or to any of its officers, directors, employees, consultants, agents, brokers, independent contractors or other representatives, or any accrual for or commitment or agreement to make or pay the same;

         (xi) made any loan or advance to any of its stockholders, officers, directors, employees, consultants, agents, brokers, independent contractors or other representatives (other than travel, entertainment or business expense advances made in the ordinary course of business), or made any other loan or advance otherwise than consistently with past practice in the ordinary course of business;

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         (xii) made any payment or commitment to pay any severance or termination pay to any of its officers, directors, consultants, agents, brokers, independent contractors or other representatives, other than payments or commitments to pay persons other than its officers, directors or stockholders made in the ordinary course of business;

         (xiii) entered into any lease (as lessor or lessee); sold, abandoned or made any other disposition of any of its assets or properties (except in the ordinary course of business); granted or suffered any lien or other encumbrance on any of its assets or properties; entered into (except in the ordinary course of business) or amended any contract or other agreement to which it is a party, or by or to which it or its assets or properties are bound or subject, or pursuant to which it agrees to indemnify any party or to refrain from competing with any party;

         (xiv) except in the ordinary course of business and in amounts less than $5,000 in each case and except in connection with the preparation and execution of this Agreement and the consummation of the Transactions, incurred or assumed any Liability;

         (xv) made any acquisition of or entered into any agreement to acquire all or any part of the assets, properties, capital stock or business of any other person;

         (xvi) failed to pay timely any of its material liabilities in accordance with their terms or otherwise in the ordinary course of business; and

         (xvii) except in the ordinary course of business, entered into any other material contract or other agreement or other material transaction.

         SECTION 5.17 Compliance with Laws. Neither TOI nor Newco is in default under or in violation of any applicable order, judgment, injunction, award or decree, of any material applicable Federal, state, or local statute, law, ordinance, rule or regulation including, without limitation, ERISA or the provisions of any franchise or license, or of any other material requirement of any governmental, regulatory, administrative or industry body, court or arbitrator applicable to TOI or Newco. Neither TOI nor Newco is in default under or in violation of any provisions of its Certificate of Incorporation, By-Laws, Certificate of Formation or Operating Agreement, as the case may be, or any material instrument, contract, mortgage, indebtedness, indenture or other agreement to which TOI or Newco is a party or by or to which either or any of their assets or properties may be bound or subject.

         SECTION 5.18 Licenses, Permits and Certificates. Neither TOI nor Newco has any material licenses, permits, certificates, authorizations, approvals and consents from any governmental authority and none are required to legally operate its business. No governmental, regulatory or industry permits, consents, waivers, approvals or authorizations are necessary in connection with

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the consummation of the Transactions, except for the filing of the Certificate of Merger with the Secretary of State of New Jersey.

         SECTION 5.19 No Conflicts. The execution, delivery and performance of the Transaction Documents by TOI and Newco and the consummation by TOI and Newco of the Transactions will not (a) result in a violation of TOI's Certificate of Incorporation or By-Laws or Newco's Certificate of Formation and Operating Agreement, (b) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, indenture or instrument to which TOI or Newco is a party, or (c) result in a violation of any law, rule, regulation, by-law, directive, order, judgment or decree (including Federal, state, provincial and municipal securities laws and regulations) applicable to TOI or Newco or by which any of their property or assets is bound or affected, except to the extent that matters within clauses (b) and (c) immediately above would not have a material adverse effect on the business, properties, assets, operations, liabilities, financial condition or prospects of TOI or Newco, or the ability of TOI or Newco to perform this Agreement and the other Transaction Documents.

         SECTION 5.20 Labor Agreements, Employee Benefit Plans and Employment Agreements. Neither TOI nor Newco is a party to (a) any union collective bargaining, works council, or similar agreement or arrangement, (b) any qualified or non-qualified pension, retirement, severance, profit-sharing, deferred compensation, bonus, stock option, stock purchase, retainer, consulting, health, welfare or incentive plan or agreement, oral or written, whether legally binding or not, (c) any plan or policy providing for employee benefits, including but not limited to vacation, disability, sick leave, medical, hospitalization, life and other insurance plans, and related benefits, or (d) any employment agreement. Neither TOI nor Newco is a party to any "employee leasing" agreement or arrangement, nor does TOI or Newco have any liability in respect of any such agreement or arrangement to which either was, at any time, a party, but which is no longer in effect.

         SECTION 5.21 Books and Records. The books of account and other corporate records of TOI and Newco made or to be made available to the Shareholders in connection with the Transactions and the due diligence inquiries made by the Shareholders in connection herewith, are in all respects complete and correct and have been maintained in accordance with good business practices and the matters contained therein are accurately reflected in all material respects on the financial statements of TOI furnished or to be furnished hereunder by TOI to the Shareholders, except with respect to the formation of Newco.

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         SECTION 5.22      Ownership of the TOI Conversion Shares, Etc. (a) TOI
is not bound by or subject to any voting trust arrangement, proxy, voting agreement, stockholder agreement, purchase agreement or other agreement or understanding, except as contemplated hereunder, (i) granting any option, warrant or other right to purchase all or any of the TOI Conversion Shares to any person, (ii) restricting the right of TOI to issue the TOI Conversion Shares, or (iii) otherwise restricting any rights of TOI with respect to the TOI Conversion Shares (including restrictions as to the voting or disposition of the TOI Conversion Shares); (b) TOI has the absolute and unrestricted right, power and capacity to issue the TOI Conversion Shares, and (c) upon issuance to the Shareholders of the TOI Conversion Shares hereunder, the Shareholders will acquire good and valid title to the TOI Conversion Shares, free and clear of any liens, charges or encumbrances except as contemplated hereunder and those restrictions arising from federal and state securities laws.

         SECTION 5.23 Finders and Investment Bankers. Neither TOI nor Newco has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders' fees in connection with the Transactions.

         SECTION 5.24      Absence of Certain Changes. Except as set forth in
Schedule 5.24 annexed hereto, Since September 30, 2003, there has been no material adverse change in the condition, financial or otherwise, of TOI or Newco, other than changes occurring in the ordinary course of business which changes have not, individually or in the aggregate, had a material adverse effect on the business, properties, assets, operations, liabilities, financial condition or prospects of TOI or Newco.

         SECTION 5.25 Insurance. Neither TOI nor Newco maintains any insurance.

         SECTION 5.26 Full Disclosure. All documents and other papers delivered by or on behalf of TOI or Newco in connection with this Agreement and the Transactions are, to the best knowledge of TOI and Newco, authentic and true and complete in all material respects. No representation or warranty of TOI or Newco contained in this Agreement, and no document or other paper furnished by or on behalf of TOI or Newco pursuant to this Agreement or in connection with the Transactions, contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements made in the context in which made, not false or misleading. To the best knowledge of TOI and Newco, there is no fact that TOI or Newco has not disclosed to the Shareholders that materially adversely affects, or so far as TOI and Newco can now foresee, will materially adversely affect, the assets,

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properties, business, operations or condition (financial or otherwise) of TOI or
Newco or the ability of TOI or Newco to perform this Agreement.

                                    ARTICLE 6

                                  OTHER MATTERS

         As an additional inducement to each of the parties hereto to execute this Agreement and consummate the Transactions, the parties hereto agree as follows:

         SECTION 6.1 Consent to Jurisdiction. Prior to the consummation of the exercise of the Option or, if the Option is not exercised, then consummation of the exercise of the Put or if the Put is not exercised, the expiration of the Put Agreement, any legal action, suit or proceeding arising out of or relating to this Agreement or the Transactions shall be instituted in any state or Federal court of competent jurisdiction located in Broward County, Florida; each party agrees not to assert, by way of motion, as a defense, or otherwise, in any such action, suit or proceeding, any claim that it is not subject personally to the jurisdiction of such court, that its property is exempt or immune from attachment or execution, that the action, suit or proceeding is brought in an inconvenient forum, that the venue of the action, suit or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court; and each party further irrevocably submits to the exclusive jurisdiction of any such court in any such action, suit or proceeding during such period. After the consummation of the exercise of the Option or if the Option is not exercised, then consummation of the exercise of the Put, or if the Put is not exercised, the expiration of the Put Agreement any legal action, suit or proceeding arising out of or relating to this Agreement or the Transactions may be instituted in any court that has jurisdiction.

         SECTION 6.2 Expenses. The Company agrees to bear all of the expenses of TOI and Newco incurred in connection with the preparation, execution and performance of this Agreement and the Transactions, excluding any legal fees and expenses of counsel other than Brown Rudnick Berlack Israels LLP.

         SECTION 6.3 TOI Capital Increase. As soon as practicable following the Effective Date but in no event later than one (1) year following the Effective Date, TOI agrees, and the Shareholders agree to cause TOI, to convene a shareholders meeting or take such other action as may be necessary or appropriate to increase the authorized capital of TOI by amending TOI's Certificate of Incorporation (the "TOI Capital Increase") so as to permit the issuance of the Additional TOI Shares, the Underlying Warrant Shares upon the

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exercise of the Warrants and a series of preferred stock having certain rights, preferences and privileges (the "Series A Preferred Stock").

         SECTION 6.4 Series A Preferred Stock. As soon as practical following the authorization by TOI of the Series A Preferred Stock as provided in Section 6.3, JCK agrees to convert all debt then owed by TOI and the Company Subsidiaries to JCK into shares of the Series A Preferred Stock.

                                    ARTICLE 7

                            INDEMNIFICATION; SURVIVAL

         SECTION 7.1 Obligation of the Shareholders to Indemnify. Each of the Shareholders, severally and not jointly, agrees to indemnify, defend and hold harmless TOI and Newco and their stockholders/members as of the date of this Agreement and their respective directors, officers, managers, heirs, legal representatives, successors and assigns, from and against all losses, liabilities, damages, deficiencies, actions, suits, proceedings, claims, demands, orders, assessments, amounts paid in settlement, fines, and reasonable costs and expenses (including interest, penalties and reasonable attorneys' fees and disbursements and reasonable investigative costs) (collectively, "Losses") based upon, arising out of or otherwise in respect of (i) any breach in any of the representations and warranties of such Shareholder in this Agreement and
(ii) any breach or non-fulfillment of any of the covenants or agreements of such Shareholder contained in this Agreement.

         SECTION 7.2 Obligations of the Company to Indemnify. The Company agrees to indemnify, defend and hold harmless TOI and Newco, and their stockholders/members as of the date of this Agreement and their respective directors, officers, managers, heirs, legal representatives, successors and assigns, from and against any Losses based upon, arising out of or otherwise in respect of (i) any breach in any of the representations and warranties of the Company set forth in this Agreement and (ii) any breach or nonfulfillment of any covenant or agreement of the Company contained in this Agreement.

         SECTION 7.3 Obligations of TOI to Indemnify. TOI agrees to indemnify, defend and hold harmless the Shareholders, and their respective directors, officers, heirs, legal representatives, successors and assigns, from and against any Losses based upon, arising out of or otherwise in respect of (i) any breach in any of the representations and warranties of TOI or Newco set forth in this Agreement and (ii) any breach or nonfulfillment of any covenant or agreement of TOI or Newco contained in this Agreement.

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         SECTION 7.4       Claims Notice. Each party hereto (an "Indemnified
Party") shall, promptly upon becoming aware of any event or circumstance (an "Indemnifiable Event") which, in his, her or its reasonable judgment, may result in a Loss for which the Indemnified Party could assert a right of indemnification against any other party (or parties) hereto (the "Indemnifying Party") under this Article 6, give notice thereof (the "Claims Notice") to the Indemnifying Party (but the obligations of the Indemnifying Party under this Article 9 shall not be impaired by the Indemnified Party's failure to give such notice, except to the extent that said failure actually prejudices the rights of the Indemnifying Party). The Claims Notice shall describe the Indemnifiable Event in reasonable detail, shall indicate whether the Indemnifiable Event involves a "Third Party Claim" (defined below), and shall indicate the amount (estimated, if necessary) of the Loss that has been or may be suffered by the Indemnified Party. In such event, the Indemnifying Party shall, within fifteen
(15) business days after receipt of the Claims Notice, give notice to the Indemnified Party of whether he or it intends to dispute the claim described in the Claims Notice (the "Response Notice"). If the Indemnifying Party timely disputes the Claims Notice as provided above, the Indemnified Party shall, for a period of not more than fifteen (15) business days after receipt of the Response Notice (or less, if the nature of the Indemnifiable Event so requires), seek out a negotiated settlement of the dispute with the Indemnifying Party and shall refrain during that period from commencing any judicial proceeding or other action to enforce this Article 6. If, despite their good faith negotiations, the parties are unable to resolve the dispute within the aforesaid period (or if the Indemnifying Party fails to timely give the Response Notice), the Indemnified Party shall be free to exercise all rights and remedies available to him or it hereunder, at law in equity or otherwise to enforce his or its rights under this
Article 6. As used herein, "Third Party Claim" means any demand, claim or circumstance which, with the lapse of time or otherwise, would give rise to a claim or the commencement (or threatened commencement) of any action, proceeding or investigation against the Indemnified Party by any other person.

         SECTION 7.5 Opportunity to Defend Against Third Party Claims. If the Claims Notice relates to a Third Party Claim, the Indemnifying Party may elect to compromise or defend, at its own expense and by its own counsel, such Third Party Claim. If the Indemnifying Party elects to compromise or defend such Third Party Claim, it shall within 30 business days (or sooner, if the nature of the Third Party Claim so requires) after his or its receipt of the Claims Notice, notify the Indemnified Party of its intent to do so, and the Indemnified Party shall cooperate, at the expense of the Indemnifying Party, in the compromise of, or defense against, such Third Party Claim. If the Indemnifying Party elects not to compromise or defend such Third Party claim, fails to notify the Indemnified Party of its election as herein provided or contests its obligation to indemnify under this Agreement, the Indemnified Party may pay, compromise or defend such Third Party Claim. Notwithstanding the foregoing, neither the Indemnifying Party nor the Indemnified Party may settle or compromise any claim over the objection of the other, provided, however, that consent to settlement or compromise shall not be unreasonably withheld. In any event, the Indemnified Party and the Indemnifying Party may participate, at

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their own expense, in the defense of such Third Party Claim. If the Indemnifying
Party chooses to defend any claim, the Indemnified Party shall make available to the Indemnifying Party any books, records or other documents within its control that are necessary or appropriate for such defense. The Indemnifying Party shall be subrogated to all rights and remedies of the Indemnified Party to the extent of any indemnification provided by the Indemnifying Party to the Indemnified Party.

         SECTION 7.6 Limitation on Indemnification. Notwithstanding anything to the contrary in this Agreement, no Indemnified Party shall have any liability for indemnification under this Article 7 until the total of all Losses of the Indemnified Party exceeds $10,000; provided, however, that the foregoing limitations on indemnification shall be inapplicable in the case of any Losses resulting from any breach of the representations and warranties contained in Sections 3.1, 3.2, 4.4, 4.9, 4.17, 5.2, 5.10 and 5.22 hereof.

         SECTION 7.7 Survival. Notwithstanding the investigations by the parties hereto of each other's affairs, and notwithstanding any knowledge of facts determined or determinable by such parties pursuant to such investigation, each of TOI and the Shareholders shall have the right to rely fully upon the representations, warranties, covenants and agreements of the other parties contained in this Agreement. The representations and warranties of the parties contained herein shall survive the consummation of the Transactions (i) to the extent contained in Section 3.1, 3.2, 3.4, 4.4, 4.9, 4.17, 5.2, 5.10 and 5.22
hereof, for the duration of the applicable statute of limitations, (ii) to the extent relating to any other matter, for twelve (12) months following the consummation of the Transactions. A claim for indemnification hereunder must be asserted by a party seeking indemnification within the respective period of survival.

         SECTION 7.8 Indemnification Exclusive Remedy. The parties hereto acknowledge and confirm that the indemnification procedures described in this
Article 7 shall be the sole and exclusive remedies available to them for any breach or non-fulfillment of the representations, warranties, covenants, agreements and other provisions of this Agreement provided; however, the foregoing shall not limit the ability of any party to seek any remedy with respect to any breach of the TOI Officers' Certificate or the Company Officer's Certificate.

                                    ARTICLE 8

                                  MISCELLANEOUS
                                  -------------

         SECTION 8.1 Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally, telegraphed, telexed, sent by facsimile transmission or sent by certified, registered or express mail, postage prepaid. Any such notice shall be deemed given when so delivered personally, telegraphed, telexed or sent by facsimile

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transmission or, if mailed, three (3) days after the date of deposit in the mails, as follows:

         (i)      if to the Shareholders, to:

                  the address provided by each Shareholder under his, her or its signature hereto


         (ii)     if to TOI or Newco, to:

                  c/o Steven A. Saide, Esq.
                  Brown Rudnick Berlack Israels LLC
                  120 West 45th Street
                  New York, NY 100365


         (iii)    STB, Inc.
                  3100 Route 138 West
                  Wall, New Jersey 07719


         Any party may by notice given in accordance with this Section to the other parties designate another address or person for receipt of notices hereunder.

         SECTION 8.2 Termination. If the filing of the Certificate of Merger does not occur on or prior to ________ ____, 2004, this Agreement shall terminate (unless extended in writing by all of the parties) without liability or obligation to one another.

         SECTION 8.3 Entire Agreement. This Agreement (including the schedules and exhibits) and the agreements referred to herein and/or executed in connection with the consummation of the Transactions contemplated herein contain the entire agreement among the parties with respect to the exchange of the Company Shares for the Exchange Shares and the related transactions.

         SECTION 8.4 Waivers and Amendments; Non-Contractual Remedies; Preservation of Remedies. This Agreement may be amended, superseded, canceled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by the parties or, in the case of a waiver, by the parties waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof. Nor shall any waiver on the part of any party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that any party may otherwise have at law or in equity. The rights and remedies of any party based upon, arising out of or otherwise in respect of any

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inaccuracy in or breach of any representation, warranty, covenant or agreement contained in this Agreement shall in no way be limited by the fact that the act, omission, occurrence or other state of facts upon which any claim of any such inaccuracy or breach is based may also be the subject of any other representation, warranty, covenant or agreement contained in this Agreement (or in any other agreement between the parties) as to which there is no inaccuracy or breach.

         SECTION 8.5 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Florida, applicable to agreements made and to be performed entirely within such State (without giving effect to conflicts of law principles thereof).

         SECTION 8.6 Binding Effect; No Assignment; No Third Party Beneficiaries. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and legal representatives. Nothing contained herein is intended or shall be construed as creating third party beneficiaries to this Agreement. This Agreement is not assignable except by operation of law.

         SECTION 8.7 Variations in Pronouns. All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require.

         SECTION 8.8 Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto. Facsimile signatures shall be deemed originals for all purposes.

         SECTION 8.9 Exhibits and Schedules. The Exhibits and Schedules are a part of this Agreement as if fully set forth herein. All references herein to Sections, subsections, clauses, Exhibits and Schedules shall be deemed references to such parts of this Agreement, unless the context shall otherwise require.

         SECTION 8.10 Headings. The headings in this Agreement are for reference only, and shall not affect the interpretation of this Agreement.



                            [SIGNATURE PAGE FOLLOWS]

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         IN WITNESS WHEREOF, each of the parties hereto has executed this
Agreement as of the date first above written.


TELE-OPTICS, INC.                      STB, INC.

By: /s/ JOHN P. LITTLE                 By: /s/ JOHN C. KLEINERT
    -----------------------------          ------------------------------
    Name: John P. Little                   Name: John C. Kleinert
    Title:                                 Title:


TLOP ACQUISITION COMPANY, LLC

By: /s/ JOHN P. LITTLE
    -----------------------------
    Name: John P. Little
    Title:


THE SHAREHOLDERS

/s/ JOHN C. KLEINERT                   /s/  W. PETER RAGAN, SR.
---------------------------------      -----------------------------------------
John C. Kleinert                       W. Peter Ragan, Sr.
Address:  c/o STB, Inc.                Address: Ragan & Ragan, PC
          3100 Route 138 West                   3100 Route 138 West
          Wall, New Jersey 07719                Wall, New Jersey 07719


/s/ W. PETER RAGAN, JR.
---------------------------------
W. Peter Ragan, Jr.
Address: Ragan & Ragan, PC
         3100 Route 138 West
         Wall, New Jersey 07719

                                                                      Exhibit II


                             JOINT FILING AGREEMENT


         Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the undersigned persons hereby agree to the joint filing on behalf of each of them a statement on Schedule 13D (including any amendments thereto, the "Statement") with respect to the common stock of Tele-Optics, Inc. (the "Common Stock"), rights to receive the Common Stock, and Warrants to Purchase the Common Stock. Furthermore, each party to this Agreement expressly authorizes each other party to this Agreement to file the Statement on his behalf. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Date:  February 11, 2004

                                       JOHN C. KLEINERT

                                       /s/ JOHN C. KLEINERT
                                       -----------------------------------------


                                       W. PETER RAGAN, SR.

                                       /s/ W. PETER RAGAN, SR.
                                       -----------------------------------------


                                       W. PETER RAGAN, JR.

                                       /s/ W. PETER RAGAN, JR.
                                       -----------------------------------------


                                       45